UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:    June 2, 2017

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 8, 2017

To Shareholders with Voting Rights	Takeshi Kunibe President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 15th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 15th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held as stated below.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on page 2.

Particulars

1.	Date and Time:	10:00 a.m. on Thursday, June 29, 2017 (Japan time)
2.	Place:	the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1)

Business Report, Consolidated Financial Statements for the 15th Fiscal Year (from April 1, 2016 to March 31, 2017) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

(2) Non-Consolidated Financial Statements for the 15th Fiscal Year (from April 1, 2016 to March 31, 2017)
Proposals to be resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Partial Amendments to the Articles of Incorporation
	Proposal No. 3:	Election of Seventeen Directors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 15th Fiscal Year.”

The notes to the Consolidated Financial Statements and the Non-Consolidated Financial Statements are available on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 15th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 15th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report, as well as audit by the Corporate Auditors for the purpose of the Audit Report, respectively.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

If you are able to attend the Ordinary General Meeting of Shareholders

Date and Time of the Ordinary General Meeting of Shareholders:	10:00 a.m. on Thursday, June 29, 2017 (Admission begins at 8:30 a.m.)(Japan time)

Those attending in person are requested to present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If you are unable to attend the Ordinary General Meeting of Shareholders

Exercise of Voting Rights by Post

Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Wednesday, June 28, 2017 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.

Please use the enclosed personal information security sticker.

Exercise of Voting Rights via the Internet

Voting Deadline:	No later than 5:10 p.m. on Wednesday, June 28, 2017 (Japan time)

Please access the voting website (http://www.web54.net) managed by our share register agent by means of personal computers or portable terminals, etc., using the login ID and password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

  Stock Transfer Agency Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Warnings

🌑	If you vote more than once via the Internet, your last vote will be treated as effective.

🌑	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

🌑	Any access fees to internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:    Appropriation of Surplus

As it is necessary to continuously consider the accumulation of internal reserves by the Group based on the economic and financial climates forecasted for the future, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

Cash

(2) Allocation of dividend and its aggregate amount

Common stock	¥75 per share	Total ¥105,752,005,650

As we have already paid an interim dividend of ¥75 per share of Common Stock, the annualized dividend will be ¥150 per share, the same amount as in the preceding fiscal year.

(3) Effective date of dividend of surplus

June 30, 2017

Proposal No. 2:    Partial Amendments to the Articles of Incorporation

The Company intends to transform into a Company with Three Committees, in order to strengthen the supervisory functions of the board of directors with regard to the business execution and facilitate the swifter execution of operations by adopting a corporate governance framework that is globally recognized. Pursuant to this transition, it is proposed that the Articles of Incorporation be amended, including the new establishment of provisions concerning nominating committee, etc. and executive officers, revision of the provisions concerning directors and the board of directors, revisions of the related provision to clarify that the Company may not conclude an agreement to limit the liability with directors concurrently serving as executive officers, and deletion of provisions and new establishment of transitional measures concerning corporate auditors and the board of corporate auditors, etc. The details of the proposed amendments are as shown in the comparison table below.

The approval of each and every corporate auditor has been obtained with respect to the submission of the proposal to amend Article 36 of the Articles of Incorporation at the meeting. If this proposal is approved, the proposed amendments shall be effective from the close of this Ordinary General Meeting of Shareholders.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation		Proposed Amendments
(Governing Bodies)		(Governing Bodies)
Article 4. The Corporation shall have the following governing bodies in addition to meetings of shareholders and directors:		Article 4. The Corporation shall have the following governing bodies in addition to meetings of shareholders and directors:
(1)	board of directors;	(1)	board of directors;
(2)	corporate auditors;	(2)	nominating committee, audit committee and compensation committee;
(3)	board of corporate auditors; and
(4)	accounting auditor	(3)	executive officers; and
		(4)	accounting auditor

(Acquisition of Corporation’s Own Shares)		(Acquisition of Corporation’s Own Shares)

Article 8. The Corporation may, by resolution of the board of directors, acquire its own shares through market transactions as well as by other means pursuant to Paragraph 2 of Article 165 of the Companies Act.

Article 8. Except as otherwise provided by applicable law, the Corporation may, by resolution of the board of directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, Paragraph 1 of Article 459 of the Companies Act.

(Share Register Agent)		(Share Register Agent)
Article 13.		Article 13.
1.	The Corporation shall have a share register agent.	1.	The Corporation shall have a share register agent.
2.	The share register agent and its place of business shall be decided by resolution of the board of directors and a public notice thereof shall be given.	2.	The share register agent and its place of business shall be decided by determination by executive officer(s) under the authority delegated by the board of directors and a public notice thereof shall be given.

Existing Articles of Incorporation		Proposed Amendments
3.	Preparation, keeping and other administrative matters of, or relating to, the register of shareholders and the register of share purchase warrants of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters.	3.	Preparation, keeping and other administrative matters of, or relating to, the register of shareholders and the register of share purchase warrants of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters.

(Share-Handling Rules)		(Share-Handling Rules)

Article 14. The entry and recording on the register of shareholders and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the board of directors.

Article 14. The entry and recording on the register of shareholders and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by executive officer(s) under the authority delegated by the board of directors.

(Preferred Dividends)		(Preferred Dividends)
Article 15.		Article 15.
1.	In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distribute to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.	1.	In the event that the Corporation distributes dividends of surplus pursuant to Article 43 hereof, the Corporation shall distribute to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.
	The type 5 preferred stocks: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 5 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

Existing Articles of Incorporation		Proposed Amendments
	The type 7 preferred stocks: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 7 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

	The type 8 preferred stocks: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 8 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

	The type 9 preferred stocks: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 9 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

2.	If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.	2.	If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.
3.	The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	3.	The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

Existing Articles of Incorporation		Proposed Amendments
(Preferred Interim Dividends)		(Preferred Interim Dividends)

Article 16. In the event that the Corporation pays Interim Dividends pursuant to Article 45 hereof, the Corporation shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, Interim Dividends (hereinafter referred to as the “Preferred Interim Dividends”) in the amount not exceeding one-half of the amount of the Preferred Dividends per preferred stock and determined by resolution of the board of directors relating to the issuance of the shares.

Article 16. In the event that the Corporation pays Interim Dividends pursuant to Article 44 hereof, the Corporation shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, Interim Dividends (hereinafter referred to as the “Preferred Interim Dividends”) in the amount not exceeding one-half of the amount of the Preferred Dividends per preferred stock and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares.

(Provisions for Acquisition)		(Provisions for Acquisition)
Article 18.		Article 18.
1.	The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.	1.

The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors or by executive officer(s) under the authority delegated by the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.

Existing Articles of Incorporation		Proposed Amendments
2.	The Corporation shall acquire the whole of the type 5 preferred stocks, the type 7 preferred stocks, the type 8 preferred stocks and the type 9 preferred stocks without consideration or in exchange for common stocks (i) on the day (hereinafter referred to as the “Acquisition Event Occurrence Date”) on which the events relating to a state of non-viability under the capital adequacy requirements applicable to the Corporation (hereinafter referred to as the “State of Non-Viability”), as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued, have occurred or (ii) on a day prior to the Acquisition Event Occurrence Date, as shall be determined by resolution of the board of directors after the occurrence of the State of Non-Viability. The calculation method for the number of common stocks in cases where common stocks are to be delivered in exchange for acquisition of the relevant preferred stocks and other terms of acquisition shall be reasonably determined by a resolution of the board of directors by the time such preferred stocks are first issued, in light of the capital adequacy requirements applicable to the Corporation, market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc.	2.

The Corporation shall acquire the whole of the type 5 preferred stocks, the type 7 preferred stocks, the type 8 preferred stocks and the type 9 preferred stocks without consideration or in exchange for common stocks (i) on the day (hereinafter referred to as the “Acquisition Event Occurrence Date”) on which the events relating to a state of non-viability under the capital adequacy requirements applicable to the Corporation (hereinafter referred to as the “State of Non-Viability”), as shall be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time such preferred stocks are first issued, have occurred or (ii) on a day prior to the Acquisition Event Occurrence Date, as shall be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors after the occurrence of the State of Non-Viability. The calculation method for the number of common stocks in cases where common stocks are to be delivered in exchange for acquisition of the relevant preferred stocks and other terms of acquisition shall be reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time such preferred stocks are first issued, in light of the capital adequacy requirements applicable to the Corporation, market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc.

Existing Articles of Incorporation	Proposed Amendments
(Request for Acquisition of Shares)	(Request for Acquisition of Shares)

Article 21. A Preferred Shareholder of the type 5 preferred stocks or the type 7 preferred stocks may request the Corporation to acquire his or her preferred stocks in exchange for common stocks. The period during which the acquisition may be requested (hereinafter referred to as the “Acquisition Request Period”) in such case shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preferred stocks, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preferred stocks. The number of common stocks to be delivered in exchange for acquisition of the relevant preferred stocks shall be obtained by dividing the amount of the subscription price of the relevant preferred stocks by the amount fixed in a manner as reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preferred stocks (hereinafter referred to as the “Acquisition Rights Exercise Price”). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of common stocks to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Companies Act. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preferred stocks.

Article 21. A Preferred Shareholder of the type 5 preferred stocks or the type 7 preferred stocks may request the Corporation to acquire his or her preferred stocks in exchange for common stocks. The period during which the acquisition may be requested (hereinafter referred to as the “Acquisition Request Period”) in such case shall be reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time of the first issuance of the relevant preferred stocks, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preferred stocks. The number of common stocks to be delivered in exchange for acquisition of the relevant preferred stocks shall be obtained by dividing the amount of the subscription price of the relevant preferred stocks by the amount fixed in a manner as reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time of the first issuance of the relevant preferred stocks (hereinafter referred to as the “Acquisition Rights Exercise Price”). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of common stocks to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Companies Act. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time of the first issuance of the relevant preferred stocks.

Existing Articles of Incorporation		Proposed Amendments
(Mandatory Acquisition)		(Mandatory Acquisition)
Article 22.		Article 22.
1.	Any type 5 preferred stock or type 7 preferred stock with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the “Mandatory Acquisition Date”), in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation’s common stocks by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to one decimal place and thereafter rounded to the nearest yen (0.5 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five thousand yen (¥5,000) determined by resolution of the board of directors relating to the issuance of the relevant preferred stocks, then a preferred stock shall be acquired by the Corporation in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by such amount determined by such resolution.	1.	Any type 5 preferred stock or type 7 preferred stock with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the “Mandatory Acquisition Date”), in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation’s common stocks by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to one decimal place and thereafter rounded to the nearest yen (0.5 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five thousand yen (¥5,000) determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stocks, then a preferred stock shall be acquired by the Corporation in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by such amount determined by such resolution.
2.	Any fraction of less than one share arising as a result of calculation of the number of common stocks pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Companies Act.	2.

Any fraction of less than one share arising as a result of calculation of the number of common stocks pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Companies Act.

Existing Articles of Incorporation		Proposed Amendments
(Convocation)		(Convocation)
Article 24.		Article 24.
1.	An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.	1.	An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.
2.	Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the office of the director-president be vacant, or should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.	2.	Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director concurrently serving as president and group chief executive officer pursuant to a resolution of the board of directors. Should the office of the director concurrently serving as president and group chief executive officer be vacant, or should the director concurrently serving as president and group chief executive officer fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

(Chairman)		(Chairman)

Article 26. The director-chairman or the director-president shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director-president fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

Article 26. The director-chairman or the director concurrently serving as president and group chief executive officer shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director concurrently serving as president and group chief executive officer fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

(Term of Office)		(Term of Office)

Article 32. The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director.

Article 32. The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within one year after the election of the director.

(Board of Directors)		(Board of Directors)
Article 33.		Article 33.
1.	The board of directors shall consist of all the directors of the Corporation currently in office.	1.	The board of directors shall consist of all the directors of the Corporation currently in office.

Existing Articles of Incorporation		Proposed Amendments
(Newly established)		2.	The board of directors shall decide the business execution of the Corporation and supervise the execution of duties by executive officers and directors.
(Newly established)		3.	Except as otherwise provided by applicable law, the board of directors may delegate decisions on the business execution to executive officers.
2.	Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the office of the director-president be vacant, or should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.	4.	Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.
3.	Notice of a meeting of the board of directors shall be given to each director and each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.	5.	Notice of a meeting of the board of directors shall be given to each director at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.
4.	Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.	6.	Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.
5.	In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.	7.	In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal.

Existing Articles of Incorporation		Proposed Amendments
(Representative Directors, Titled Directors and President and Executive Officer)		(Titled Directors)
Article 34.		Article 34.
1.	The board of directors shall by its resolution elect one or more representative directors.	(Deleted)
2.	The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.	The board of directors may by its resolution appoint from among its members, one director-chairman and one or more director-deputy chairmen.
3.	Should the office of the director-president be vacant, the board of directors may by its resolution appoint one president and executive officer.	(Deleted)

(Powers and Duties of Directors and President and Executive Officer)		(Powers and Duties of Directors)
Article 35.		Article 35.
1.	The director-chairman shall preside over the board of directors.	1.	The director-chairman shall preside over the board of directors.
2.	The director-deputy chairmen shall assist the director-chairman.	2.	The director-deputy chairmen shall assist the director-chairman.
3.	The director-president or the president and executive officer shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president or the president and executive officer fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.	(Deleted)
4.

The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president or the president and executive officer and shall carry on the day-to-day businesses of the Corporation.

(Deleted)

Existing Articles of Incorporation	Proposed Amendments
(Limitation of Liability Agreement with Non-executive Directors)	(Limitation of Liability Agreement with Non-executive Directors, etc.)

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a non-executive director an agreement to limit the liability of the non-executive director under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a non-executive director, etc. an agreement to limit the liability of the non-executive director, etc. under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Chapter VI. Corporate Auditors and Board of Corporate Auditors	(Deleted)

(Number of Corporate Auditors)
Article 37. The Corporation shall have three or more corporate auditors.	(Deleted)

(Election)

Article 38. A resolution for the election of corporate auditors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights.

(Deleted)

(Effectiveness of Resolution on Election of Substitute Corporate Auditor)

Article 38-2. A resolution for the election of a substitute corporate auditor shall be effective until the commencement of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the substitute corporate auditor, unless otherwise stipulated in the relevant resolution.

(Deleted)

(Term of Office)

Article 39. The term of office of a corporate auditor shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor.

(Deleted)

Existing Articles of Incorporation		Proposed Amendments
(Board of Corporate Auditors)
Article 40.
1.	The board of corporate auditors shall consist of all the corporate auditors of the Corporation currently in office.	(Deleted)
2.	Notice of a meeting of the board of corporate auditors shall be given to each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.	(Deleted)
3.	Except as otherwise provided by applicable law, all resolutions of the board of corporate auditors shall be adopted at a meeting of the board of corporate auditors, by a majority of the corporate auditors.	(Deleted)

(Standing Corporate Auditors)
Article 41. The board of corporate auditors shall elect by its resolution one or more standing corporate auditors. The standing corporate auditor(s) shall serve on a full-time basis.		(Deleted)

(Limitation of Liability Agreement with Corporate Auditors)

Article 42. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a corporate auditor an agreement to limit the liability of the corporate auditor under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

(Deleted)

(Newly established)		Chapter VI. Nominating Committee, Audit Committee and Compensation Committee

(Newly established)		(Method of Appointment of Committee Members)
Article 37. The board of directors shall by its resolution appoint among its members, members of the nominating committee, audit committee and compensation committee.

Existing Articles of Incorporation	Proposed Amendments
	(Authority, etc. of Each Committee)
(Newly established)

Article 38. Authorities and other matters pertaining to the nominating committee, audit committee and compensation committee shall be governed by applicable law, these Articles of Incorporation and rules for each committee to be enacted by the board of directors.

(Newly established)	Chapter VII. Executive Officers

	(Method of Election)
(Newly established)	Article 39. The board of directors shall by its resolution elect executive officers.

	(Term of Office)
(Newly established)

Article 40. The term of office of an executive officer shall expire upon conclusion of the first meeting of the board of directors convened after conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within one year after the election of the executive officer.

	(Representative Executive Officers and Titled Executive Officers)
	Article 41.
(Newly established)	1.	The board of directors shall by its resolution appoint one or more representative executive officers.
(Newly established)	2.

The board of directors may by its resolution appoint from among executive officers, one president and group chief executive officer and one or more deputy president and executive officer, senior managing executive officers and managing executive officers.

Existing Articles of Incorporation	Proposed Amendments
Chapter VII. Accounts	Chapter VIII. Accounts

(Fiscal Year)	(Fiscal Year)
Article 43. The fiscal year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the following year.	Article 42. The fiscal year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the following year.

(Dividends of Surplus)	(Dividends of Surplus)

Article 44. Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders as of the last day of a fiscal year.

Article 43. Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders as of the last day of a fiscal year.

(Interim Dividends)	(Interim Dividends)

Article 45. The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders at the close of September 30 of each year.

Article 44. The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders at the close of September 30 of each year.

(Period of Limitations for Dividends)	(Period of Limitations for Dividends)

Article 46. If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.

Article 45. If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.

(Newly established)	Supplementary Provision

(Newly established)

(Transitional Measures Concerning Limitation of Liability Agreement with Corporate Auditors)

Article 1. The agreement to limit the liability of corporate auditors under Paragraph 1 of Article 423 of the Companies Act concluded with corporate auditors prior to the effective date of amendments to the Articles of Incorporation, to the effect that three committees shall be established, which have been resolved at the 15th ordinary general meeting of shareholders, shall be unchanged and as provided under Article 42 of the Articles of Incorporation prior to the amendments resolved at that ordinary general meeting of shareholders.

Proposal No. 3:    Election of Seventeen Directors

The Company will transform into a Company with Three Committees from a Company with a Board of Corporate Auditors, pending approval and passage of Proposal No. 2: Partial Amendments to the Articles of Incorporation. Pursuant to this transition, the terms of office of all twelve Directors and six Corporate Auditors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following seventeen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors are as follows.

Candidate No.	Name	Position	Responsibility	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)
1	Koichi Miyata (Reelection)	Director and Chairman of the Board	-	Attended 13 out of 14 meetings (92%)
2	Takeshi Kunibe (Reelection)	Director and President	Group CEO	Attended all 14 meetings (100%)
3	Makoto Takashima (New Candidate)	-	-	-
4	Kozo Ogino (Reelection)	Director and Deputy President	Group CRO Officer in charge of Corporate Risk Management Department, Credit & Investment Planning Department	Attended all 14 meetings (100%)
5	Jun Ohta (Reelection)	Director and Deputy President

Group CFO and Group CSO and Group CDIO

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, Subsidiaries & Affiliates Department, IT Innovation Department

In charge of Transaction Business Planning Department

Attended all 14 meetings (100%)
6	Katsunori Tanizaki (Reelection)	Director and Senior Managing Executive Officer	Group CIO Officer in charge of IT Planning Department, Data Management Department, Operations Planning Department	Attended all 14 meetings (100%)
7	Toshikazu Yaku (New Candidate)	Senior Managing Executive Officer	Group CCO and Group CHRO Officer in charge of Human Resources Department, Quality Management Department, General Affairs Department, Administrative Services Department	-

Note:	CEO: Chief Executive Officer	CRO: Chief Risk Officer
	CFO: Chief Financial Officer	CSO: Chief Strategy Officer
	CDIO: Chief Digital Innovation Officer	CIO: Chief Information Officer
	CCO: Chief Compliance Officer	CHRO: Chief Human Resources Officer

Candidate No.	Name	Position	Responsibility	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)

8	Toshiyuki Teramoto (New Candidate)	Standing Corporate Auditor	-	Attended all 14 meetings as Director or Corporate Auditor (100%)

9	Toru Mikami (New Candidate)	Standing Corporate Auditor	-	Attended all 14 meetings as Corporate Auditor (100%)

10	Tetsuya Kubo (Reelection)	Director	-	Attended all 12 meetings held after election as Director (100%)

11	Masayuki Matsumoto (New Candidate) (Outside and Independent)	-	-	-

12	Arthur M. Mitchell (Reelection) (Outside and Independent)	Director	-	Attended all 14 meetings (100%)

13	Shozo Yamazaki (New Candidate) (Outside and Independent)	-	-	-

14	Masaharu Kohno (Reelection) (Outside and Independent)	Director	-	Attended all 14 meetings (100%)

15	Yoshinobu Tsutsui (New Candidate) (Outside and Independent)	-	-	-

16	Katsuyoshi Shinbo (New Candidate) (Outside and Independent)	-	-	-

17	Eriko Sakurai (Reelection) (Outside and Independent)	Director	-	Attended 13 out of 14 meetings (92%)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
1	Koichi Miyata (November 16, 1953) Reelection	April 1976	Joined Mitsui Bank	16,400 (Common stock)
		June 2003	Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		October 2006	Managing Executive Officer of SMBC
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company Director of SMBC
		April 2017	Chairman of the Board of the Company (to present)
Chairman of the Board of SMBC (to present)
Significant concurrent positions:
Chairman of the Board of SMBC
Director of SONY CORPORATION
Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended 13 out of 14 meetings (92%)
Reasons for nomination as a candidate for Director:

Mr. Koichi Miyata has extensive business experience, ability and insight through his involvement in treasury markets, public relations, corporate planning, financial accounting, risk management, etc. over a long time. He has also led the Company as Director and President since April 2011 and has ruled the Board of Directors of the Company as Chairman of the Board since April 2017, thus we believe that he will continue to contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
2	Takeshi Kunibe (March 8, 1954) Reelection	April 1976	Joined Sumitomo Bank	35,988 (Common stock)
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company (to present) Resigned as Director of SMBC
Responsibility at the Company:
Group CEO
Significant concurrent positions:
Director of NEC Corporation
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. He has also led SMBC as President of SMBC since April 2011 and led the Company as President of the Company since April 2017, thus we believe that he will continue to contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
3	Makoto Takashima (March 31, 1958) New Candidate	April 1982	Joined Sumitomo Bank	8,300 (Common stock)
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC (to present)
Significant concurrent positions:
President of SMBC
Reasons for nomination as a candidate for Director:

Mr. Makoto Takashima has extensive business experience, ability and insight through his involvement in international banking, corporate planning, etc. over a long time. He has also led SMBC as President of SMBC since April 2017, thus we believe that he will contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
4	Kozo Ogino (May 9, 1958) Reelection	April 1981	Joined Mitsui Bank	9,100 (Common stock)
		April 2010	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company
		April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company (to present)
Director and Deputy President of SMBC (to present)
Responsibility at the Company:
Group CRO Officer in charge of Corporate Risk Management Department and Credit & Investment Planning Department
Significant concurrent positions:
Director and Deputy President of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Kozo Ogino has extensive business experience, ability and insight through his involvement in corporate banking, risk management, internal audit, etc. over a long time. In addition, he has performed his duties as Director adequately since June 2013, thus we believe that he will continue to contribute to the Group’s further growth.

Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
5	Jun Ohta (February 12, 1958) Reelection	April 1982	Joined Sumitomo Bank	10,500 (Common stock)
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company (to present) Resigned as Director of SMBC
Responsibility at the Company:

Group CFO, Group CSO and Group CDIO

Officer in charge of Public Relations

Department, Corporate Planning

Department, Financial Accounting

Department, Subsidiaries & Affiliates

Department, IT Innovation Department

In charge of Transaction Business Planning

Department

Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Jun Ohta has extensive business experience, ability and insight through his involvement in the administration of group companies, corporate planning, investment banking, public relations, financial accounting, transaction business planning, etc. over a long time. In addition, he has performed his duties as Director adequately since June 2014, thus we believe that he will continue to contribute to the Group’s further growth.

Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
6	Katsunori Tanizaki (April 12, 1957) Reelection	April 1982	Joined Sumitomo Bank	7,900 (Common stock)
		April 2010	Executive Officer of SMBC
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of SMBC (to present)
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company (to present)
Responsibility at the Company:
Group CIO Officer in charge of IT Planning Department, Data Management Department and Operations Planning Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC Director of The Japan Research Institute, Limited
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Katsunori Tanizaki has extensive business experience, ability and insight through his involvement in system planning, etc. over a long time. In addition, he has performed his duties as Director adequately since June 2015, thus we believe that he will continue to contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
7	Toshikazu Yaku (March 3, 1962) New Candidate	April 1984	Joined Sumitomo Bank	4,700 (Common stock)
		April 2012	General Manager of Human Resources Department of the Company Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2016	Managing Executive Officer of the Company
		March 2017	Director and Managing Executive Officer of the SMBC
		April 2017	Senior Managing Executive Officer of the Company (to present) Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility at the Company:
Group CCO and Group CHRO Officer in charge of Human Resources Department, Quality Management Department, General Affairs Department, Administrative Services Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Reasons for nomination as a candidate for Director:

Mr. Toshikazu Yaku has extensive business experience, ability and insight through his involvement in human resources, quality management, general affairs, legal affairs, administrative services, etc. over a long time. Accordingly, we believe that he will contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
8	Toshiyuki Teramoto (September 15, 1958) New Candidate	April 1981	Joined Mitsui Bank	8,400 (Common stock)
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company
		April 2016	Director of SMBC
		June 2016	Standing Corporate Auditor of the Company (to present) Corporate Auditor of SMBC (to present)
Significant concurrent positions:
Corporate Auditor of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings as Director or Corporate Auditor (100%)
Reasons for nomination as a candidate for Director:

Mr. Toshiyuki Teramoto has extensive business experience, ability and insight through his involvement in credit administration, corporate banking, risk management, etc. over a long time. In addition, he has performed his duties as Director for one year since June 2015 and as Standing Corporate Auditor since June 2016 adequately, thus we believe that he will continue to contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

9	Toru Mikami (August 27, 1960) New Candidate	April 1984	Joined Sumitomo Bank	1,000 (Common stock)
		April 2006	General Manager of Legal Department of SMBC
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of SMBC
		June 2015	Standing Corporate Auditor of the Company (to present)
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings as Corporate Auditor (100%)
Reasons for nomination as a candidate for Director:

Mr. Toru Mikami has extensive business experience, ability and insight through his involvement in legal affairs and general affairs over a long time. In addition, he has performed his duties as Standing Corporate Auditor adequately since June 2015, thus we believe that he will continue to contribute to the Group’s further growth. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
10	Tetsuya Kubo (September 24, 1953) Reelection	April 1976	Joined Sumitomo Bank	7,731 (Common stock)
		June 2003	Executive Officer of SMBC
		July 2006	Managing Executive Officer of SMBC
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2011	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC Executive Director of SMBC Nikko Securities Inc. (“SMBC Nikko”)
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company Resigned as Director of SMBC
		April 2013	Representative Director, President & CEO of SMBC Nikko
		April 2016	Representative Director-Chairman of SMBC Nikko (to present)
		June 2016	Director of the Company (to present)
Significant concurrent positions:
Representative Director and Chairman of the Board of SMBC Nikko
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings held after election as Director (100%)
Reasons for nomination as a candidate for Director:

Mr. Tetsuya Kubo has extensive business experience, ability and insight through his involvement in international banking, investment banking, public relations, corporate planning, financial accounting, administration of group companies, etc. over a long time. In addition, he has a management experience at SMBC Nikko, thus we believe that he will continue to contribute to the Group’s further growth.Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
11	Masayuki Matsumoto (April 14, 1944) New Candidate Outside and Independent	April 1967	Joined the Japanese National Railways	0 (Common stock)
		April 1987	Joined the Central Japan Railway Company
		June 1992	Director and Manager of the Secretariat of the Central Japan Railway Company
		June 1996	Executive Director of the Central Japan Railway Company
		June 1998	Senior Executive Director of the Central Japan Railway Company
		June 2000	Executive Vice President and Representative Director of the Central Japan Railway Company
		June 2004	President and Representative Director of the Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of the Central Japan Railway Company
		January 2011	Resigned as Director of the Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of the Central Japan Railway Company (to present)
		June 2015	Director of SMBC (to present)
Significant concurrent positions:
Special Advisor of the Central Japan Railway Company Director of SMBC
Reasons for nomination as a candidate for Outside Director:

         Mr. Masayuki Matsumoto plays a leading role in the field of corporate management, and has extensive experience as an executive of corporations with public interests and specialized knowledge in corporate management. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose that he be elected.

Matters concerning independence:

1.      Mr. Masayuki Matsumoto meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
11	Masayuki Matsumoto (April 14, 1944) New Candidate Outside and Independent

2.      Mr. Masayuki Matsumoto currently serves as Special Advisor of the Central Japan Railway Company; however, the amount of transactions between the company and the Group for FY2016 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to the Central Japan Railway Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although the Central Japan Railway Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for independence as an Outside Director.

0 (Common stock)
Other:
Mr. Masayuki Matsumoto has served as an Outside Director of the Company’s subsidiary, SMBC, since June 2015 but will resign the position on June 29, 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
12	Arthur M. Mitchell (July 23, 1947) Reelection Outside and Independent	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)	0 (Common stock)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings (100%)
Reasons for nomination as a candidate for Outside Director:

Mr. Arthur M. Mitchell plays a leading role in the field of international legal affairs, and has extensive experience as an attorney at law, admitted in New York and as a Registered Foreign Attorney in Japan, and specialized knowledge of international legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Arthur M. Mitchell meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Other:
Mr. Arthur M. Mitchell has served as Outside Director of the Company for a period of one year and eleven months since June 2015.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
13	Shozo Yamazaki (September 12, 1948) New Candidate Outside and Independent	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)	0 (Common stock)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School (to present)
Significant concurrent positions:
Director of EBARA CORPORATION
Reasons for nomination as a candidate for Outside Director:

Mr. Shozo Yamazaki plays a leading role in the field of corporate accounting, and has extensive experience as a certified public accountant and specialized knowledge related to accounting in general including corporate accounting. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Shozo Yamazaki meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
14	Masaharu Kohno (December 21, 1948) Reelection Outside and Independent	April 1973	Joined Ministry of Foreign Affairs of Japan	0 (Common stock)
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Significant concurrent positions:
Director of DOUTOR•NICHIRES Holdings Co., Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 14 meetings (100%)
Reasons for nomination as a candidate for Outside Director:

Mr. Masaharu Kohno plays a leading role in the field of diplomacy, and has extensive experience as a diplomat and specialized knowledge in international affairs. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Masaharu Kohno meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Other:
Mr. Masaharu Kohno has served as Outside Director of the Company for a period of one year and eleven months since June 2015.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
15	Yoshinobu Tsutsui (January 30, 1954) New Candidate Outside and Independent	April 1977	Joined Nippon Life Insurance Company	0 (Common stock)
		July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company (to present)
Significant concurrent positions:
President of Nippon Life Insurance Company
Director of Imperial Hotel, Ltd.
Director of Panasonic Corporation
Corporate Auditor of West Japan Railway Company
Reasons for nomination as a candidate for Outside Director:

         Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose that he be elected.

Matters concerning independence:

1.      Mr. Yoshinobu Tsutsui meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

2.      Mr. Yoshinobu Tsutsui currently serves as President of Nippon Life Insurance Company; however, the amount of transactions between the company and the Group for FY2016 was less than 1% of both the company’s consolidated ordinary income and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Nippon Life Insurance Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Nippon Life Insurance Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for independence as an Outside Director.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
16	Katsuyoshi Shinbo (April 8, 1955) New Candidate Outside and Independent	April 1984	Registered as an attorney at law (to present)	0 (Common stock)
		November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)
		June 2015	Corporate Auditor of SMBC (to present)
Significant concurrent positions:
Corporate Auditor of SMBC
Reasons for nomination as a candidate for Outside Director:

Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Katsuyoshi Shinbo meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

Other:
Mr. Katsuyoshi Shinbo has served as an Outside Corporate Auditor of the Company’s subsidiary, SMBC, since June 2015 but will resign the position on June 29, 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
17	Eriko Sakurai (November 16, 1960) Reelection Outside and Independent	June 1987	Joined Dow Corning Corporation	0 (Common stock)
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd (to present)
		June 2015	Director of the Company (to present)
Significant concurrent positions:
Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. President and Representative Director of Dow Corning Holding Japan Co., Ltd Director of SONY CORPORATION
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended 13 out of 14 meetings (92%)
Reasons for nomination as a candidate for Outside Director:

         Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge in corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company.

Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose that she be elected.
Matters concerning independence:

1.       Ms. Eriko Sakurai meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company has designated her as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

2.      Ms. Eriko Sakurai currently serves as Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd.; however, the amount of transactions between the company and the Group for FY2016 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Dow Corning Toray Co., Ltd. accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, Dow Corning Toray Co., Ltd. is not a shareholder of the Company. Thus, we believe that she fully satisfies the requirements for independence as an Outside Director.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
17	Eriko Sakurai (November 16, 1960) Reelection Outside and Independent	Others:	0 (Common stock)
1. Ms. Eriko Sakurai is recorded as “Eriko Taira” in the family register.
2. Ms. Eriko Sakurai has served as Outside Director of the Company for a period of one year and eleven months since June 2015.

Notes:	1.	Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai are candidates to serve as Outside Directors.
	2.	The Company entered agreements with Messrs. and Ms. Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai pursuant to Paragraph 1 of Article 427 of the Companies Act (hereinafter referred to as the “Act”) to limit their liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under these liability limitation agreements is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher. The Company will also enter into agreements to the same effect with Messrs. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui and Katsuyoshi Shinbo if this proposal is approved and passed.
	3.

If this proposal is approved and passed, the members and chairman of each committee will be as follows.

Nominating Committee: Yoshinobu Tsutsui (chairman), Koichi Miyata, Masayuki Matsumoto, Arthur M. Mitchell, Masaharu Kohno, Eriko Sakurai

Audit Committee: Masayuki Matsumoto (chairman), Toshiyuki Teramoto, Toru Mikami, Shozo Yamazaki, Katsuyoshi Shinbo

Compensation Committee: Katsuyoshi Shinbo (chairman), Koichi Miyata, Takeshi Kunibe, Arthur M. Mitchell, Yoshinobu Tsutsui, Eriko Sakurai

(Reference)	“Independence Standards for Outside Directors and Corporate Auditors” of the Company are stated on the following page.

(Reference) “Independence Standards for Outside Directors and Corporate Auditors” of the Company

In order for Outside Directors and Outside Corporate Auditors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)
(1) A person who has the Company or the Sumitomo Mitsui Banking Corporation (hereinafter “the Company, etc.”) as a major business partner, or a person engaged in the execution of business thereof;
(2) A person who is a major business partner of the Company, etc., or a person engaged in the execution of business thereof.

2. Specialist

(1)  A consultant, accounting expert or legal expert who has received money or other property from the Company, etc. averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;

(2)  A member of a juridical person or other organizations that provides specialist services, such as a consulting firm, accounting firm or law firm, which has received large amounts of money or other property (Note 3) from the Company, etc.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from the Company, etc., in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)
A close relative of any person (excluding non-material(Note 5) personnel) who falls under any of the following:
(1) A person who falls under any of 1 through 4 above; or
(2) A Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof.

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Note 1.	“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director or Outside Corporate Auditor to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:
• A person who has the Company, etc. as major business partners The ratio of said person’s sales from transactions with the Company, etc. exceeds 2% of the person’s consolidated net sales; and
• A major business partner of the Company, etc. Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel
• A director, corporate auditor, or manager-level employee of each company; or
• In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.